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                                    EXHIBIT C


                                  [Letterhead]




February 16, 2000


COPI Healthcare, Inc.
Crescent Operating, Inc.
306 W. 7th Street, Suite 1000
Fort Worth, Texas 76102

Gentlemen:

     You have asked me to guarantee to Bank of America ("BOA") the payment of the proposed $25 million asset acquisition borrowing (the "Borrowing") by COPI Healthcare, Inc. ("COPI Healthcare") from Bank of America described in the letter from Cary Conwell dated February 10, 2000, a copy of which is attached to this letter. You have advised me that the Borrowing (or your reimbursement obligations with respect to my Guarantee) would be secured by (i) all of the assets of COPI Healthcare, whether purchased pursuant to the Asset Purchase Agreement (hereinafter defined) or thereafter acquired, and (ii) all of the stock or other interests of Crescent Operating, Inc. ("COI") in COPI Healthcare (COI's wholly-owned subsidiary). COPI Healthcare is proposing to incur the Borrowing in connection with the acquisition of certain assets of Charter Behavioral Health Systems, LLC ("CBHS") out of the bankruptcy of CBHS pursuant to the terms of an Asset Purchase Agreement (the "Asset Purchase Agreement"), which COPI Healthcare plans to present to CBHS contemporaneously with CBHS's filing a voluntary petition in bankruptcy. You have provided me with the final draft of the Asset Purchase Agreement, dated February 16, 2000.

     I have agreed to guarantee the Borrowing in an amount not to exceed $25 million, provided that, as conditions to my execution and delivery of the Guarantee, the Asset Purchase Agreement is consummated on substantially the terms and conditions set forth in the attached Asset Purchase Agreement, the Borrowing and the Guarantee are evidenced by loan documents reasonably satisfactory to me including provisions giving me the right to acquire COPI Healthcare's debt to BOA if there is a default under such loan documents, the terms of the proposed transaction are not materially different than those previously discussed between you and me, you pay me the Fee described below, COPI Healthcare executes and delivers to me a reimbursement agreement evidencing its agreement and obligation to reimburse to me all amounts that I am called upon to fund under my Guarantee, all on terms and conditions (and secured by such collateral) as are reasonably satisfactory to me, and COPI Healthcare secures a working capital facility from a financial institution (without the benefit of my guarantee) on such

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terms and in such amount as are reasonably satisfactory to me. My agreement to provide such Guarantee on the conditions set forth herein shall expire if for any reason the transactions contemplated by the Asset Purchase Agreement are not closed prior to the expiration of 60 days after the date hereof unless extended by me in writing.

     If I provide the Guarantee, COPI Healthcare shall pay to me concurrently with the execution and delivery of such Guarantee, in immediately available cash funds, a fee equivalent to $937,000 (the "Fee"). COI and COPI Healthcare agree to pay, and to jointly and severally indemnify me from, all of my out-of-pocket and transaction expenses and costs, such as legal fees associated with this letter, the Guarantee and the transactions contemplated hereby as well as any other fees and expenses (including legal fees) incurred by me in any way relating to the transactions that are the subject of this letter.

     Neither BOA nor any other third party is intended to be a third party beneficiary of this letter. This letter may not be relied upon, circulated, quoted, in whole or in part, or otherwise referred to in any report or document or furnished to any other person without my prior written consent except to the extent required by law.

     To indicate your agreement with the foregoing, please execute and deliver to me a copy of this letter in the space provided.


                                     Very truly yours,

                                         /s/ Richard E. Rainwater
                                         /s/ by J. Randall Chappel

                                     Richard E. Rainwater
                                       [stamp:  Richard E. Rainwater
                                       by J. Randall Chappel, Attorney-in-fact]

COPI HEALTHCARE, INC.

By:  /s/ Rick Knight
   -------------------------------
Name:  Rick Knight
     -----------------------------
Title:  Vice President, CFO
      ----------------------------

CRESCENT OPERATING, INC.

By:  /s/ Rick Knight
   -------------------------------
Name:  Rick Knight
     -----------------------------
Title:  Chief Financial Officer
      ----------------------------



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                          [Bank of America Letterhead]


February 10, 2000


Mr. Jeffrey Stevens-Chief Operations Officer
Crescent Operating, Inc.
306 Main Street, Suite 1025
Fort Worth, TX  76102

Re: COPI Healthcare, Inc.

Dear Jeff,

This written communication is prepared to provide you the financial support you requested regarding the proposed $25,000,000 asset acquisition of selected Charter Behavioral Health Systems facilities out of bankruptcy.

Bank of America, N.A. is pleased to make available to COPI Healthcare, Inc. $25,000,000 to finance the purchase of selected assets of the above mentioned Charter Systems. The Bank is prepared to provide this financing upon request of COPI Healthcare, Inc. within the course of the bankruptcy court's time table.

Please feel free to have those officers of the bankruptcy court contact me at 1-817-390-6477 should they deem it necessary to verify this financing facility. Thank you for the opportunity to provide solutions for your company's banking needs.

Regards,

/s/ Cary C. Conwell

Cary C. Conwell
Senior Vice President